Date:	May 16, 2006
Contact:	Neal A. Petrovich, Senior Vice President and Chief Financial Officer
	*434-773-2242 **petrovichn@amnb.com***

Traded:	NASDAQ National Market	**Symbol:**	AMNB

AMERICAN NATIONAL BANKSHARES INC. ANNOUNCES DIVIDEND INCREASE

Danville, VA - At its meeting today, the Board of Directors of American National Bankshares Inc. (NASDAQ: AMNB), parent company of American National Bank and Trust Company, declared an increase in its quarterly dividend rate. The company will pay a quarterly cash dividend of $.22 per share on June 23, 2006, to shareholders of record on June 9, 2006. This represents an increase of $.01 per share, or 4.8%, over the prior quarter's dividend.

"This represents the 30th consecutive year of increased dividends," stated Charles H. Majors, President and Chief Executive Officer. "I am pleased that our operating results allow us to increase our dividend while still maintaining a strong capital position."

As previously announced, American National completed its acquisition of Community First Financial Corporation, parent company of Community First Bank, effective April 1, 2006. Additionally, Community First Bank was merged with and into American National Bank and Trust Company, also effective April 1, 2006. On May 5, 2006, Community First Bank's data was converted to American National's systems and the new offices began operating under the name American National Bank and Trust Company.

About American National

American National Bankshares Inc. is the holding company of American National Bank and Trust Company, a community bank with eighteen full service offices serving the areas of Danville, Pittsylvania County, Martinsville, Henry County, South Boston, Halifax County, Lynchburg, Bedford, Bedford County, Campbell County, and portions of Nelson County in Virginia, along with portions of Caswell County in North Carolina. The Bank also operates a loan production office in Greensboro, North Carolina.

American National Bank and Trust Company provides a full array of financial products and services, including commercial, mortgage, and consumer banking; trust and investment services; and insurance. Services are also provided through twenty-three ATMs, "AmeriLink" Internet banking, and 24-hour "Access American" phone banking. Additional information is available on the Bank's website at www.amnb.com. The shares of American National Bankshares Inc. are traded on the NASDAQ National Market under the symbol "AMNB."

This press release may contain "forward-looking statements," within the meaning of federal securities laws that involve significant risks and uncertainties. Statements herein are based on certain assumptions and analyses by the Corporation and are factors it believes are appropriate in the circumstances. Actual results could differ materially from those contained in or implied by such statements for a variety of reasons including, but not limited to: changes in interest rates; changes in accounting principles, policies, or guidelines; significant changes in the economic scenario;; significant changes in regulatory requirements; and significant changes in securities markets. Consequently, all forward-looking statements made herein are qualified by these cautionary statements and the cautionary language in the Corporation's most recent Form 10-K report and other documents filed with the Securities and Exchange Commission. American National Bankshares Inc. does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.